Form U -13 - 60
                   Mutual and Subsidiary Service Companies


                                 ANNUAL REPORT

                                FOR THE PERIOD


             Beginning January 1, 1996 and Ending December 31, 1996

                                    TO THE

                 U. S. SECURITIES AND EXCHANGE COMMISSION

                                      OF

                     NORTHEAST UTILITIES SERVICE COMPANY


                         A Subsidiary Service Company


                  Date of Incorporation - September 3, 1965


             State of Sovereign Power under which Incorporated or
                           Organized - Connecticut


               Location of Principal Executive Offices of Reporting
                  Company - Selden Street, Berlin, CT 06037


         Name, title, and address of officer to whom correspondence concerning this report should be addressed:

                John J. Roman, Vice President and Controller,
                    P.O. Box 270, Hartford, CT 06141-0270


            Name of Principal Holding Company Whose Subsidiaries
                       are served by Reporting Company

                             NORTHEAST UTILITIES





                    INSTRUCTIONS FOR USE ON FORM U-13-60

1.   TIME OF FILING

Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the instructions for that form.

2.   NUMBER OF COPIES

Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

3.   PERIOD COVERED BY REPORT

The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4.   REPORT FORMAT

Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

5.   MONEY AMOUNTS DISPLAYED

All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate, and subject to provisions of Regulation S-X (Section 210.3-0.1(b)).

6.   DEFICITS DISPLAYED

Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, (Section 210.3-0.1(c)).

7.   MAJOR AMENDMENTS OR CORRECTIONS

Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8.   DEFINITIONS

Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9.   ORGANIZATION CHART

The service company shall submit with each annual report a copy of its current organization chart.

10.  METHODS OF ALLOCATION

The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11.  ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use in capital billed during the calendar year.



                      LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS
                      ---------------------------------------------

                                                       Schedule or      Page
Description of Schedules and Accounts                   Acct. No.        No.
-------------------------------------              -------------------  -----
  COMPARATIVE BALANCE SHEET                        Schedule I            4-5

   SERVICE COMPANY PROPERTY                        Schedule II           6-7

   ACCUMULATED PROVISION FOR DEPRECIATION AND
   AMORTIZATION OF SERVICE COMPANY                 Schedule III           8

   INVESTMENTS                                     Schedule IV            9

   ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES    Schedule V            10

   FUEL STOCK EXPENSES UNDISTRIBUTED               Schedule VI           11

   STORES EXPENSE UNDISTRIBUTED                    Schedule VII          12

   MISCELLANEOUS CURRENT AND ACCRUED ASSETS        Schedule VIII         13

   MISCELLANEOUS DEFERRED DEBITS                   Schedule IX           14

   RESEARCH, DEVELOPMENT, OR DEMONSTRATION
   EXPENDITURES                                    Schedule X            15

   PROPRIETARY CAPITAL                             Schedule XI           16

   LONG-TERM DEBT                                  Schedule XII          17

   CURRENT AND ACCRUED LIABILTIES                  Schedule XIII         18

   NOTES TO FINANCIAL STATEMENTS                   Schedule XIV          19

  COMPARATIVE INCOME STATEMENT                     Schedule XV           20

    ANALYSIS OF BILLING - ASSOCIATE COMPANIES      Account 457           21

    ANALYSIS OF BILLING - NONASSOCIATE COMPANIES   Account 458           22

    ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE
    AND NONASSOCIATE COMPANIES                     Schedule XVI          23

    SCHEDULE OF EXPENSE BY DEPARTMENT OR SERVICE
    FUNCTION                                       Schedule XVII        24-25

    DEPARTMENTAL ANALYSIS OF SALARIES              Account 920           26

    OUTSIDE SERVICES EMPLOYED                      Account 923           27

    EMPLOYEE PENSIONS AND BENEFITS                 Account 926           28

    GENERAL ADVERTISING EXPENSES                   Account 930.1         29

    MISCELLANEOUS GENERAL EXPENSES                 Account 930.2         30

    RENTS                                          Account 931           31

    TAXES OTHER THAN INCOME TAXES                  Account 408           32

    DONATIONS                                      Account 426.1         33

    OTHER DEDUCTIONS                               Account 426.5         34

    NOTES TO STATEMENT OF INCOME                   Schedule XVIII        35



                      LISTING OF INSTRUCTIONAL FILING REQUIREMENTS
                      --------------------------------------------


                                                                        Page
Description of Reports or Statements                                     No.
------------------------------------                                    -----


   ORGANIZATION CHART                                                    36

   METHODS OF ALLOCATION                                                 37

   ANNUAL STATEMENT OF COMPENSATION FOR
   USE OF CAPITAL BILLED                                                 38

   ELECTRIC POWER BROKERING AND MARKETING ACTIVITIES                     38A

   SIGNATURE PAGE                                                        39




                ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                       SCHEDULE I - COMPARATIVE BALANCE SHEET

Give balance sheet of the Company as of December 31 of the current and prior year.
----------------------------------------------------------------------------------------
ACCOUNT                 ASSETS AND OTHER DEBITS                       AS OF DECEMBER 31
----------------------------------------------------------------------------------------
                                                                   1996           1995
                                                                  (Thousands of Dollars)
       SERVICE COMPANY PROPERTY
       ------------------------
101    Service company property (Schedule II)                      $96,229      $95,672
107    Construction work in progress (Schedule II)                   3,843        6,571
                                                                -----------  -----------
           Total Property                                          100,072      102,243
                                                                -----------  -----------
108    Less accumulated provision for depreciation and
       amortization of service company property (Schedule III)      54,841       62,933
                                                                -----------  -----------
           Net Service Company Property                             45,231       39,310
                                                                -----------  -----------
       INVESTMENTS
       -----------
123    Investments in associate companies (Schedule IV)               -            -
124    Other investments (Schedule IV)                               4,815        4,630
                                                                -----------  -----------
           Total Investments                                         4,815        4,630
                                                                -----------  -----------
       CURRENT AND ACCRUED ASSETS
       --------------------------
131    Cash                                                         32,688        7,446
134    Special deposits                                               -            -
135    Working funds                                                   470          471
136    Temporary cash investments (Schedule IV)                    154,237        7,831
141    Notes receivable                                               -            -
143    Accounts receivable                                          35,251       28,805
144    Accumulated provision of uncollectible accounts                -            -
146    Accounts receivable from associate companies (Schedule V)   167,866       94,551
152    Fuel stock expenses undistributed (Schedule VI)                -            -
154    Materials and supplies                                           71          129
163    Stores expense undistributed (Schedule VII)                    -            -
165    Prepayments                                                   1,828        1,051
174    Miscellaneous current and accrued assets (Schedule VIII)       -            -
                                                                -----------  -----------
           Total Current and Accrued Assets                        392,411      140,284
                                                                -----------  -----------
       DEFERRED DEBITS
       ---------------
181    Unamortized debt expense                                       -            -
184    Clearing accounts                                               842          172
186    Miscellaneous deferred debits (Schedule IX)                  14,733        6,440
188    Research, development, or demonstration
       expenditures (Schedule X)                                      -            -
190    Accumulated deferred income taxes                            16,309       14,913
                                                                -----------  -----------
           Total Deferred Debits                                    31,884       21,525
                                                                -----------  -----------
           TOTAL ASSETS AND OTHER DEBITS                          $474,341     $205,749
                                                                ===========  ===========



                ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                       SCHEDULE I - COMPARATIVE BALANCE SHEET

Give balance sheet of the Company as of December 31 of the current and prior year.
----------------------------------------------------------------------------------------
ACCOUNT           LIABILITIES AND PROPRIETARY CAPITAL                 AS OF DECEMBER 31
----------------------------------------------------------------------------------------
                                                                   1996         1995
                                                                  (Thousands of Dollars)
       PROPRIETARY CAPITAL
       -------------------
201    Common stock issued  (Schedule XI)                            $-           $-
211    Miscellaneous paid-in-capital (Schedule XI)                       1            1
215    Appropriated retained earnings (Schedule XI)                   -            -
216    Unappropriated retained earnings (Schedule XI)                 -            -
                                                                -----------  -----------
           Total Proprietary Capital                                     1            1
                                                                -----------  -----------
       LONG-TERM DEBT
       --------------
223    Advances from associate companies (Schedule XII)               -            -
224    Other long-term debt (Schedule XII)                            -            -
225    Unamortized premium on long-term debt                          -            -
226    Unamortized discount on long-term debt-debit                   -            -
                                                                -----------  -----------
           Total Long-Term Debt                                       -            -
                                                                -----------  -----------

       CURRENT AND ACCRUED LIABILITIES
       -------------------------------
231    Notes payable                                                  -            -
232    Accounts payable                                            123,957       49,618
233    Notes payable to associate companies (Schedule XIII)        216,275       65,275
234    Accounts payable to associate companies (Schedule XIII)      33,179       14,016
236    Taxes accrued                                                15,583        7,619
237    Interest accrued                                                  2          163
238    Dividends declared                                             -            -
241    Tax collections payable                                        (376)        (585)
242    Miscellaneous current and accrued
       liabilities (Schedule XIII)                                  47,519       42,985
                                                                -----------  -----------
           Total Current and Accrued Liabilities                   436,139      179,091
                                                                -----------  -----------
       DEFERRED CREDITS
       ----------------
253    Other deferred credits                                       38,201       26,657
255    Accumulated deferred investment tax credits                    -            -
                                                                -----------  -----------
           Total Deferred Credits                                   38,201       26,657
                                                                -----------  -----------
282    ACCUMULATED DEFERRED INCOME TAXES                              -            -
       ---------------------------------                        -----------  -----------

           TOTAL LIABILITIES AND PROPRIETARY CAPITAL              $474,341     $205,749
                                                                ===========  ===========


                    ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                            For the Year Ended December 31, 1996

                           SCHEDULE II - SERVICE COMPANY PROPERTY

-------------------------------------------------------------------------------------------
                                     BALANCE AT           RETIREMENTS             BALANCE
                                     BEGINNING                OR        OTHER     AT CLOSE
                DESCRIPTION           OF YEAR   ADDITIONS    SALES    CHANGES(1)  OF YEAR
-------------------------------------------------------------------------------------------
                                                      (Thousands of Dollars)
SERVICE COMPANY PROPERTY
------------------------
Account
-------
  301  ORGANIZATION

  303  MISCELLANEOUS INTANGIBLE PLANT     $838    $1,059                            $1,897

  304  LAND AND LAND RIGHTS

  305  STRUCTURES AND IMPROVEMENTS

  306  LEASEHOLD IMPROVEMENTS            2,812         4                             2,816

  307  EQUIPMENT (2)                    74,616    15,072      16,490                73,198

  308  OFFICE FURNITURE AND EQUIPMENT   15,803       855          (3)               16,661

  309  AUTOMOBILES, OTHER VEHICLES
       AND RELATED GARAGE EQUIPMENT          2                                           2

  310  AIRCRAFT AND AIRPORT EQUIPMENT

  311  OTHER SERVICE COMPANY
       PROPERTY (3)                      1,601        54                             1,655
                                     ---------- --------- ----------- ---------- ----------
            SUB-TOTAL                   95,672    17,044      16,487          0     96,229
                                     ---------- --------- ----------- ---------- ----------

  107  CONSTRUCTION WORK IN
       PROGRESS (4)                      6,571    (2,728)                            3,843
                                     ---------- --------- ----------- ---------- ----------
            TOTAL                     $102,243   $14,316     $16,487         $0   $100,072
                                     ========== ========= =========== ========== ==========

-------------------------------------------------------------------------------------------
   (1) PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

                                     NONE





                                    SCHEDULE II - CONTINUED
                                    -----------------------

   (2) SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE SERVICE COMPANY
       SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND
       THE BALANCE AT THE CLOSE OF THE YEAR:

-------------------------------------------------------------------------------------------
                                                                                  BALANCE
                                                                                  AT CLOSE
           SUBACCOUNT DESCRIPTION                          ADDITIONS              OF YEAR
-------------------------------------------------------------------------------------------
                                                               (Thousands of Dollars)
 307NA Automatic Data Processing Equipment                   $14,133               $47,102
 307NB Construction Equipment                                      3                   209
 307NC Other Communication Equipment                             834                21,842
 307NL Research and Laboratory Equipment                          93                 3,865
 307NM Microwave Equipment                                         9                   168
 307NP Printing and Stationery Equipment                        -                       12
                                                          -----------            ----------

                                               TOTAL         $15,072               $73,198
                                                          ===========            ==========








-------------------------------------------------------------------------------------------
   (3) DESCRIBE OTHER SERVICE COMPANY PROPERTY:

       This account includes audio, visual, cafeteria and training equipment.


-------------------------------------------------------------------------------------------
   (4) DESCRIBE CONSTRUCTION WORK IN PROGRESS:

       This account includes data processing equipment and other general plant items.




                     ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                             For the Year Ended December 31, 1996


                                       SCHEDULE III

                         ACCUMULATED PROVISION FOR DEPRECIATION AND
                          AMORTIZATION OF SERVICE COMPANY PROPERTY
                         ------------------------------------------

--------------------------------------------------------------------------------------------
                                                 ADDITIONS               OTHER
                                      BALANCE AT  CHARGED               CHANGES    BALANCE
                                      BEGINNING     TO                    ADD      AT CLOSE
                 DESCRIPTION           OF YEAR   ACCT 403  RETIREMENTS (DEDUCT)1/  OF YEAR
--------------------------------------------------------------------------------------------
                                                       (Thousands of Dollars)
Account
-------
  301   ORGANIZATION

  303   MISCELLANEOUS INTANGIBLE PLANT     $490      $134                              $624

  304   LAND AND LAND RIGHTS

  305   STRUCTURES AND IMPROVEMENTS

  306   LEASEHOLD IMPROVEMENTS            2,689         5                             2,694

  307   EQUIPMENT                        44,901     7,887      16,494         (1)    36,293

  308   OFFICE FURNITURE AND FIXTURES    14,110       250          (3)               14,363

  309   AUTOMOBILES, OTHER VEHICLES
        AND RELATED GARAGE EQUIPMENT          2                                           2

  310   AIRCRAFT AND AIRPORT EQUIPMENT

  311   OTHER SERVICE COMPANY
        PROPERTY                            741       124                               865
                                      ---------- --------- ----------- ---------- ----------
             TOTAL                      $62,933    $8,400     $16,491        ($1)   $54,841
                                      ========== ========= =========== ========== ==========

--------------------------------------------------------------------------------------------
    (1) PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

        NONE


                    ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                            For the Year Ended December 31, 1996


                                 SCHEDULE IV - INVESTMENTS

INSTRUCTIONS:  Complete the following schedule concerning investments.

               Under Account 124, "Other Investments," state each investment separately, with description, including the name of issuing company, number of shares or principal amount, etc.

               Under Account 136, "Temporary Cash Investments," list each investment separately.

--------------------------------------------------------------------------------------
                                                               BALANCE AT   BALANCE AT
                                                               BEGINNING      CLOSE
                       DESCRIPTION                              OF YEAR      OF YEAR
--------------------------------------------------------------------------------------
                                                               (THOUSANDS OF DOLLARS)

ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES                     $-           $-



ACCOUNT 124 - OTHER INVESTMENTS:

   Cash Surrender Value of Company Owned Life Insurance              949          949
   RABBI Trust Investment (Supplemental Executive
     Retirement Savings Plan)                                      3,681        3,866
                                                               ----------   ----------
               Total - ACCOUNT 124                                 4,630        4,815
                                                               ----------   ----------


ACCOUNT 136 - TEMPORARY CASH INVESTMENTS
   AT&T Commercial Paper, due January 5, 1996                      7,831            0
   CDC Commercial Paper, due January 2, 1997                           0       19,993
   Duke Power Commercial Paper, due January 2, 1997                    0        3,998
   Halifax Commercial Paper, due January 2, 1997                       0       24,913
   J.P Morgan Commercial Paper, due January 2, 1997                    0        5,482
   Merrill Lynch Commercial Paper, due January 2, 1997                 0       24,991
   General Electric Commercial Paper, due January 3, 1997              0       16,924
   John Hancock Commercial Paper, due January 3, 1997                  0       10,627
   Gannett Commercial Paper, due January 6, 1997                       0       24,912
   PHH Commercial Paper, due January 6, 1997                           0        7,464
   IBM Commercial Paper, due January 16, 1997                          0       14,933
                                                               ----------   ----------
               Total - ACCOUNT 136                                 7,831      154,237
                                                               ----------   ----------

                                          GRAND TOTAL            $12,461     $159,052
                                                               ==========   ==========





                 ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                         For the Year Ended December 31, 1996


               SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:  Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.


------------------------------------------------------------------------------------------
                                                                  BALANCE AT   BALANCE AT
                                                                  BEGINNING       CLOSE
                        DESCRIPTION                                OF YEAR       OF YEAR
------------------------------------------------------------------------------------------
                                                                   (Thousands of Dollars)
ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
---------------------------------------------
Northeast Utilities                                                  $1,039          $598
The Connecticut Light and Power Company                               7,999        47,972
The Rocky River Realty Company                                          224             0
Holyoke Water Power Company                                             557         1,084
Holyoke Power and Electric Company                                       (6)           (5)
Western Massachusetts Electric Company                                3,020        11,964
Public Service Company of New Hampshire                               6,469        13,681
North Atlantic Energy Corporation                                        36            35
North Atlantic Service Energy Corporation                             1,773         1,588
The Quinnehtuk Company                                                    4             4
Northeast Nuclear Energy Company                                      7,725        17,534
Charter Oak Energy Incorporated                                          67            65
COE (UK) Corporation                                                      3             0
COE Development Corporation                                             246           169
Mode 1 Communications, Inc.                                               0           584
NUS Energy Partners, Inc.                                                 0           282
HEC Inc.                                                                120            36
                                                                  ----------   -----------
                                                                     29,276        95,591
                                                                  ----------   -----------

NOTES RECEIVABLE (MONEY POOL) FROM ASSOCIATE COMPANIES
-------------------------------------------------------
The Connecticut Light and Power Company                              10,250             0
North Atlantic Energy Corporation                                     8,000         2,500
The Rocky River Realty Company                                       16,500        16,900
The Quinnehtuk Company                                                4,800         5,000
Western Massachusetts Electric Company                               24,050        47,400
HEC Inc.                                                              1,675           475
                                                                  ----------   -----------
                                                                     65,275        72,275
                                                                  ----------   -----------
                                             TOTAL                  $94,551      $167,866
                                                                  ==========   ===========
ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:

               See page 10A for details









                 ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                         For the Year Ended December 31, 1996


               SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:  Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.


------------------------------------------------------------------------------------------
                                                                                  TOTAL
                                                                                PAYMENTS
------------------------------------------------------------------------------------------
                                                                               (Thousands
                                                                               of Dollars)
ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:

Northeast Utilities                                                                $5,437
The Connecticut Light and Power Company                                           200,414
Holyoke Water Power Company                                                         3,306
Western Massachusetts Electric Company                                             43,760
Public Service Company of New Hampshire                                            89,381
North Atlantic Energy Corporation                                                     419
North Atlantic Service Energy Corporation                                           7,154
Northeast Nuclear Energy Company                                                   31,845
Charter Oak Energy Incorporated                                                       177
COE Development Corporation                                                         1,256
COE (UK) Corporation                                                                   14
COE Argentina II Corporation                                                           27
NUSCO Energy Partners, Inc.                                                             1
Mode 1 Communication, Inc.                                                            271
The Quinnehtuk Company                                                                 15
The Rocky River Realty Company                                                        190
HEC Inc.                                                                               47
                                                                               -----------
                                             TOTAL                               $383,714
                                                                               ===========

Convenience payments result primarily from the following items:

Net Power Exchange                                                               $146,415
Employee Pensions and Benefits                                                    110,570
U.S. Department of Energy Fees                                                      5,591
Electric Power Research Institute Fees                                              5,018
Legal Services                                                                      7,727
Nuclear Insurance                                                                   3,689
Non-Nuclear Insurance                                                               7,516
Engineering Services                                                                9,463
Communication Expenses                                                             10,389
Payroll Deductions to Credit Unions                                                30,733
Temporary Personnel Services                                                        1,659
Tree Trimming                                                                       3,272
Conservation Consulting                                                             1,261
Storm Emergency                                                                     1,118
Overhead Line Construction                                                          1,330
Computers                                                                           1,371
Rabbi Trust Investment, Supplemental Executive Retirement Savings Plan              3,300
Fuel Purchases                                                                      5,523
Miscellaneous (1402 items)                                                         27,769
                                                                               -----------
                                             TOTAL                               $383,714
                                                                               ===========




                 ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                         For the Year Ended December 31, 1996

                   SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below, give an overall report of the fuel functions performed by the service company.

--------------------------------------------------------------------------------------

              DESCRIPTION                       LABOR         EXPENSES        TOTAL
--------------------------------------------------------------------------------------
                                                      (Thousands of Dollars)

ACCOUNT 152 - FUEL STOCK EXPENSES
              UNDISTRIBUTED                        $499            $79           $578


The above fuel stock expenses are billed back to each of the associated companies listed below:

The Connecticut Light and Power Company            (231)           (34)          (265)
Public Service Company of New Hampshire            (191)           (36)          (227)
Western Massachusetts Electric Company              (16)            (3)           (19)
Holyoke Water Power Company                         (61)            (6)           (67)



                                                 -------        -------        -------
                                        TOTAL        $0             $0             $0
                                                 =======        =======        =======





--------------------------------------------------------------------------------------

SUMMARY: Fuel functions performed by the Service Company consist mainly of the acquisition of fossil fuels.


                 ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                         For the Year Ended December 31, 1996

                     SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.



--------------------------------------------------------------------------------------

              DESCRIPTION                       LABOR         EXPENSES        TOTAL
--------------------------------------------------------------------------------------
                                                      (Thousands of Dollars)

ACCOUNT 163 - STORES EXPENSE
              UNDISTRIBUTED                      $1,976           $694         $2,670


The above stores expenses are billed back to each of the companies listed below:


The Connecticut Light and Power Company            (810)           (33)          (843)
Public Service Company of New Hampshire            (228)           (14)          (242)
Western Massachusetts Electric Company             (109)            (5)          (114)
Holyoke Water Power Company                         (38)            (1)           (39)
Northeast Nuclear Energy Company                   (681)          (526)        (1,207)
Connecticut Yankee Atomic Power Company -
    (nonassociate company)                         (110)          (115)          (225)
                                                 -------        -------        -------
                                        TOTAL        $0             $0             $0
                                                 =======        =======        =======


                   ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                           For the Year Ended December 31, 1996


                                      SCHEDULE VIII

                         MISCELLANEOUS CURRENT AND ACCRUED ASSETS

INSTRUCTIONS:  Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.


----------------------------------------------------------------------------------------
                                                               BALANCE AT     BALANCE AT
                                                                BEGINNING       CLOSE
                       DESCRIPTION                               OF YEAR       OF YEAR
----------------------------------------------------------------------------------------
                                                                  (Thousands of Dollars)

ACCOUNT 174 - MISCELLANEOUS CURRENT AND ACCRUED ASSETS             $-             $-















                                                               -----------    ----------
                                          TOTAL                    $-             $-
                                                               ===========    ==========


                   ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                           For the Year Ended December 31, 1996


                                      SCHEDULE IX

                              MISCELLANEOUS DEFERRED DEBITS

INSTRUCTIONS:  Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.


-----------------------------------------------------------------------------------------
                                                                BALANCE AT     BALANCE AT
                                                                 BEGINNING       CLOSE
                       DESCRIPTION                                OF YEAR       OF YEAR
-----------------------------------------------------------------------------------------
                                                                   (Thousands of Dollars)

ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS



Unfunded supplemental executive retirement plan                     $3,319       $10,607
Agents account clearing                                              1,301         1,948
Employees performance payments                                         169           181
Receivable from VEBA trust for retiree's medical/life claims             0           954
Deposit for transmission services                                        0           954
Deposit for U.S. Behavioral Health                                       0            75
MIMS External Development Costs                                      1,579             0
Miscellaneous (7 items at beginning and 9 items at end of year)         72            14










                                                                -----------    ----------
                                           TOTAL                    $6,440       $14,733
                                                                ===========    ==========


                 ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                         For the Year Ended December 31, 1996


                                     SCHEDULE X

                  RESEARCH, DEVELOPMENT, OR DEMONSTRATION EXPENDITURES

INSTRUCTIONS:  Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

------------------------------------------------------------------------------------


                             DESCRIPTION                              AMOUNT
------------------------------------------------------------------------------------
                                                             (Thousands of Dollars)

ACCOUNT 188 - RESEARCH, DEVELOPMENT OR
              DEMONSTRATION EXPENDITURES

Electric Trauma Research                                                    $90
EPRI Research Dues                                                        1,854
Spent Fuel Engineering Support                                               30
Heat Pump Water Heater Research                                              50
Electric Vehicle Research                                                    80
Miscellaneous, Various Co-funding projects, etc.(15 items)                  170













The above expenses are billed back to each of the associated companies listed below:

The Connecticut Light and Power Company                                  (1,560)
Public Service Company of New Hampshire                                    (340)
Western Massachusetts Electric Company                                     (294)
Holyoke Water Power Company                                                 (46)
Northeast Nuclear Energy Company                                            (25)
Northeast Atlantic Energy Service Company                                    (1)
Connecticut Yankee Atomic Power Company -
    (nonassociate company)                                                   (8)

                                                                         -------
                                                 TOTAL                       $0
                                                                         =======

                  ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                          For the Year Ended December 31, 1996


                                      SCHEDULE XI

                                  PROPRIETARY CAPITAL

------------------------------------------------------------------------------------------
                                     NUMBER OF   PAR OR STATED OUTSTANDING CLOSE OF PERIOD
ACCOUNT                               SHARES         VALUE     ---------------------------
NUMBER     CLASS OF STOCK           AUTHORIZED     PER SHARE   NO. OF SHARES TOTAL AMOUNT
------------------------------------------------------------------------------------------
201     COMMON STOCK ISSUED            5,000         $1.00           1           $1.00
------------------------------------------------------------------------------------------

INSTRUCTIONS: Classify amounts in each account with brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.


------------------------------------------------------------------------------------------
            DESCRIPTION                                            AMOUNT
------------------------------------------------------------------------------------------
                                                        (Thousands of Dollars)

ACCOUNT 211 - MISCELLANEOUS PAID-IN-CAPITAL                        $ 1

ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS                         -
                                                                   ------
                                                     TOTAL         $ 1
                                                                   ======

------------------------------------------------------------------------------------------

INSTRUCTIONS: Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociated per the General Instructions of the
              Uniform Systems of Accounts. For dividends paid during the year in cash or otherwise, provide rate pecentage, amount of dividend, date declared and date paid.


------------------------------------------------------------------------------------------
                                    BALANCE AT     NET INCOME                 BALANCE AT
                                     BEGINNING        OR         DIVIDENDS       CLOSE
            DESCRIPTION               OF YEAR        (LOSS)         PAID        OF YEAR
------------------------------------------------------------------------------------------

ACCOUNT 216-UNAPPROPRIATED RETAINED
            EARNINGS                  $ -            $ -          $  -          $ -
                                       -----         -----         -----         -----
                             TOTAL    $ -            $ -          $  -          $ -
                                       =====         =====         =====         =====






                            ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                                    For the Year Ended December 31, 1996

                                                SCHEDULE XII

                                               LONG-TERM DEBT

INSTRUCTIONS:Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224
             -- Other long-term debt provide the name of creditor company or organization, terms of obligation, date of maturity, interest rate, and the amount authorized and outstanding.

-------------------------------------------------------------------------------------------------------
                                                                   BALANCE                     BALANCE
                         TERMS OF OBLIG.  DATE                       AT                          AT
                         CLASS & SERIES   OF    INTEREST  AMOUNT  BEGINNING         DEDUCTIONS  CLOSE
NAME OF CREDITOR          OF OBLIGATION MATURITY  RATE  AUTHORIZED OF YEAR ADDITIONS   (1)     OF YEAR
-------------------------------------------------------------------------------------------------------
                                                      (Thousands of Dollars)
ACCOUNT 223-ADVANCES FROM
            ASSOCIATE                                       $-       $-       $-        $-       $-
            COMPANIES:







ACCOUNT 224-OTHER
            LONG-TERM
            DEBT:                                            -         -        -        -         -

                                                          -----     -----    -----    -----     -----
                                                            $-       $-       $-        $-       $-
                                                          =====     =====    =====    =====     =====


(1) GIVE AN EXPLANATION OF DEDUCTIONS:





                 ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                         For the Year Ended December 31, 1996

                   SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS:Provide balance of notes and accounts payable to each associate company.
             Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

---------------------------------------------------------------------------------------
                                                             BALANCE AT      BALANCE AT
                                                              BEGINNING        CLOSE
                     DESCRIPTION                               OF YEAR        OF YEAR
---------------------------------------------------------------------------------------
                                                                (Thousands of Dollars)
ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE COMPANIES

Northeast Utilities                                              $9,675         $5,475
The Connecticut Light and Power Company                               0        109,500
Public Service Company of New Hampshire                          19,100         18,250
North Atlantic Energy Corporation                                 2,500              0
Northeast Nuclear Energy Company                                 27,000         75,000
Holyoke Water Power Company                                       7,000          8,500
                                                             -----------     ----------
                                         TOTAL                  $65,275       $216,725
                                                             ===========     ==========
---------------------------------------------------------------------------------------
ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES

Northeast Utilities                                                $250           $250
The Connecticut Light and Power Company                             451            245
The Rocky River Realty Company                                      962          1,610
Public Service Company of New Hampshire                          11,197         26,341
Western Massachusetts Electric Company                              161          2,335
Northeast Nuclear Energy Company                                    880          1,767
North Atlantic Energy Service Company                               109            364
Holyoke Water Power Company                                           6            267
                                                             -----------     ----------
                                         TOTAL                  $14,016        $33,179
                                                             ===========     ==========
---------------------------------------------------------------------------------------
ACCOUNT 242 - MISCELLANEOUS CURRENT AND ACCRUED LIABILITIES

Pension Cost                                                    $26,241        $28,625
Performance Reward Program                                       10,377         11,834
Payroll Accrual                                                   4,915          6,089
Payroll Deductions                                                  849            956
Early Retirement Program                                            588              0
Interest on Connecticut Sales Tax Settlement                         15             15
                                                             -----------     ----------
                                         TOTAL                  $42,985        $47,519
                                                             ===========     ==========






              ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                      For the Year Ended December 31, 1996

                                  SCHEDULE XIV

                         NOTES TO FINANCIAL STATEMENTS
INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     GENERAL
     Northeast Utilities Service Company (NUSCO or the company), a wholly owned subsidiary of Northeast Utilities (NU), supplies centralized accounting, administrative, data processing, engineering, financial, legal, operational, planning, purchasing, and other services to the system companies of NU.

     The Connecticut Light and Power Company (CL&P), Public Service Company of New Hampshire (PSNH), Western Massachusetts Electric Company (WMECO), Holyoke Water Power Company (HWP), and North Atlantic Energy Corporation
     (NAEC) are the operating subsidiaries of the Northeast Utilities system (the system) and are wholly owned by NU.

     PUBLIC UTILITY REGULATION
     NU is registered with the Securities and Exchange Commission (SEC) as a holding company under the Public Utility Holding Company Act of 1935 (the 1935 Act), and it and its subsidiaries, including NUSCO, are subject to the provisions of the 1935 Act.

     DEPRECIATION
     The provision for depreciation is calculated using the straight-line method based on estimated remaining lives of depreciable utility plant-in-service, adjusted for salvage value and removal costs. Depreciation factors are applied to the average plant-in-service during the period. The depreciation rates for the several classes of plant-in-service are equivalent to a composite rate of 8.5 percent in 1996 and 6.0 percent in 1995. When plant is retired from service, the original cost of the plant, including costs of removal, less salvage is charged to the accumulated provision for depreciation.

2.   LEASES

     NUSCO has entered into lease agreements for the use of data processing, office equipment, vehicles, and office space. The provisions of these lease agreements generally provide for renewal options. At December 31, 1996, NUSCO's capital lease obligations were immaterial.

     Rental payments charged to operating expenses for 1996 and 1995 amounted to approximately $613,000 and $936,000, respectively, for capital leases and $18,862,000 and $17,822,000, respectively, for operating leases.

     Interest included in capital lease rental payments for 1996 and 1995 was approximately $53,000 and $84,600, respectively.

     Future minimum rental payments, under long-term noncancelable leases as of December 31, 1996, excluding executory costs such as property taxes, state use taxes, insurance, and maintenance are approximately:

          Period                                       Operating Leases

                                                        (Thousands of Dollars)
            1997.........................                     $ 13,700
            1998.........................                        7,800
            1999.........................                        6,100
            2000.........................                        5,800
            2001.........................                        5,700
            After 2001...................                       61,000
                                                              --------

            Future minimum lease payments
                                                              $100,100
                                                              ========


3.   SHORT-TERM DEBT

     Certain subsidiaries of NU are members of the Northeast Utilities System Money Pool (Pool). The Pool provides a more efficient use of the cash resources of the system, and reduces outside short-term borrowings. NUSCO is not permitted to borrow from the Pool but administers the Pool as agent for the member companies. Short-term borrowing needs of the member companies are first met with available funds of other member companies, including funds borrowed by NU parent. NU parent may lend to the Pool but may not borrow. Funds may be withdrawn from or repaid to the Pool at any time without prior notice. However, borrowings based on loans from NU parent bear interest at NU parent's cost and must be repaid based upon the terms of NU parent's original borrowing. Investing and borrowing subsidiaries receive or pay interest based on the average daily Federal Funds rate.

4.   PENSION BENEFITS

     The company participates in a uniform noncontributory-defined benefit retirement plan covering all regular system employees (the plan). Benefits are based on years of service and employees' highest eligible compensation during 60 consecutive months of employment. The company's direct portion of the system's pension cost approximated $0.9 million in 1996 and $0.7 million in 1995.

     Currently, NUSCO funds annually an amount at least equal to that which will satisfy the requirements of the Employee Retirement Income Security Act and the Internal Revenue Code. Pension costs are determined using market-related values of pension assets. Pension assets are invested primarily in domestic and international equity securities and bonds.


     For the Years Ended December 31,                        1996      1995
                                                          (Thousands of Dollars)


     Service cost.....................................     $10,159     $10,658
     Interest cost....................................      24,602      22,879
     Return on plan assets............................     (60,474)    (80,726)
     Net amortization.................................      26,629      47,870

     Net periodic pension cost........................   $     916    $    681



     For calculating pension cost, the following assumptions were used:


     For the Years Ended December 31,                        1996      1995


     Discount rate....................................        7.50%       8.25%
     Expected long-term rate of return................        8.75        8.50
     Compensation/progression rate....................        4.75        5.00

     The following table represents the plan's funded status reconciled to the Balance Sheets:


     At December 31,                                        1996      1995
                                                       (Thousands of Dollars)
     Accumulated benefit obligation at December 31, 1996
       and 1995, includes $234,968,000 and $226,181,000,
       respectively, of vested benefits ..............     $260,444    $248,712



     Projected benefit obligation (PBO)...............      342,345     330,552
     Market value of plan assets......................      432,211     390,877

     Market value in excess of PBO....................       89,866      60,325
     Unrecognized transition amount...................       (5,923)     (6,530)
     Unrecognized prior service costs.................        8,092         177
     Unrecognized net gain............................     (120,660)    (80,213)

     Accrued pension liability........................     $(28,625)   $(26,241)



     The following actuarial assumptions were used in calculating the plan's year-end funded status:


     At December 31,                                        1995      1994


     Discount rate....................................       7.75%       7.50%
     Compensation/progression rate....................       4.75        4.75


5.   POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

     The company provides certain health care benefits, primarily medical and dental, and life insurance benefits through a benefit plan for retired employees (referred to as of Statement of Financial Accounting Standards 106 benefits (SFAS 106 benefits)). These benefits are available for employees leaving the system who have met specified service requirements. Total SFAS 106 benefits, part of which was deferred or charged to plant, approximated $7.5 million in 1996 and $7.9 million in 1995.

     On January 1, 1993, the accumulated postretirement benefit obligation
     (APBO) represented the system's transition obligation upon the adoption of SFAS 106. As allowed by SFAS 106, the company is amortizing its transition obligation of approximately $52 million over a 20-year period. For current employees and certain retirees, the total SFAS 106 benefit is limited to two times the 1993 per retiree health care costs. The SFAS 106 obligation has been calculated based on this assumption.

     During 1993, the company began funding SFAS 106 postretirement costs through external trusts. The company is funding annually amounts equal to the SFAS 106 costs for the year which also are tax-deductible under the Internal Revenue Code. The trust assets are invested primarily in equity securities and bonds.

     The components of SFAS 106 benefit costs are:


     For the Years Ended December 31,                            1996      1995


                                                          (Thousands of Dollars)

     Service cost.....................................      $2,083      $1,822
     Interest cost....................................       4,559       4,639
     Return on plan assets............................      (2,401)     (2,760)
     Amortization of transition obligation............       2,533       2,533
     Other amortization, net..........................         732       1,710

     Net health care and life insurance costs.........      $7,506      $7,944



     For calculating SFAS 106 benefit costs, the following assumptions were used:


     For the Years Ended December 31,                       1996      1995


     Discount rate....................................       7.50%       8.00%
     Long-term rate of return -
       Health assets, net of tax......................       5.25        5.00
       Life assets....................................       8.75        8.50




     The following table represents the plan's funded status reconciled to the


     Balance Sheets:


     At December 31,                                        1996      1995
                                                         (Thousands of Dollars)
     APBO:
       Retirees.......................................     $40,460     $43,157
       Fully eligible active employees................          80          74
       Active employees not eligible to retire........      21,117      20,810


     Total APBO.......................................      61,657      64,041
     Less:  Market value of plan assets...............      23,687      17,796


     APBO in excess of plan assets....................     (37,970)    (46,245)
     Unrecognized transition amount...................      40,528      43,061
     Unrecognized net loss (gain).....................      (2,558)      3,184

     Prepaid (accrued) postretirement benefit costs...  $        0   $       0



     The following actuarial assumptions were used in calculating the plan's year-end funded status:

     At December 31,                                         1996        1995


     Discount rate....................................       7.75%       7.50%
     Health care cost trend rate (a)..................       7.23        8.40

      (a) The annual growth in per capita cost of covered health care benefits was assumed to decrease to 4.9 percent by 2001.

     The effect of increasing the assumed health care cost trend rates by one percentage point in each year would increase the APBO as of December 31, 1995 by approximately $2.9 million and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year then ended by $283,000. The trust holding the plan assets is subject to federal income taxes at a 35 percent tax rate.

6.   COMMITMENTS AND CONTINGENCIES

     CONSTRUCTION PROGRAM

     The construction program is subject to periodic review and revision.

     NUSCO currently forecasts construction expenditures of approximately $77.3 million for the years 1997-2001, including approximately $30.3 million for 1997.









                 ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                         FOR THE YEAR ENDED DECEMBER 31, 1996

                                     SCHEDULE XV

                            COMPARATIVE INCOME STATEMENT

--------------------------------------------------------------------------------------

  ACCOUNT         DESCRIPTION                               1996              1995
--------------------------------------------------------------------------------------
                                                             (Thousands of Dollars)

           INCOME
           ------
    457    Services rendered to associate companies        $332,979          $285,696
    458    Services rendered to nonassociate companies       48,566            43,422
    421    Miscellaneous income or loss                         151               132
                                                        ------------       -----------
                                     Total Income           381,696           329,250
                                                        ------------       -----------

           EXPENSE
           -------
    920    Salaries and wages                               168,130           156,140
    921    Office supplies and expenses                      43,843            38,923
    922    Administrative expense transferred-credit           -                  -
    923    Outside services employed                         76,008            50,718
    924    Property insurance                                    49                58
    925    Injuries and damages                                 910               577
    926    Employee pensions and benefits                    29,811            29,336
    928    Regulatory commission expense                         74                37
    930.1  General advertising expenses                        -                  -
    930.2  Miscellaneous general expenses                     7,274             5,701
    931    Rents                                             26,946            25,637
    932    Maintenance of structures and equipment              586             1,890
    403    Depreciation and amortization expense              8,400             5,251
    408    Taxes other than income taxes                     13,140            11,169
    409    Income taxes                                       4,670              (259)
    410    Provision for deferred income taxes                7,252             1,216
    411    Provision for deferred income taxes-credit        (8,647)             (957)
    411.5  Investment tax credit                               -                  -
    426.1  Donations                                            542               524
    426.5  Other deductions                                   2,701             3,307
    427    Interest on long-term debt                          -                  -
    430    Interest on debt to associate companies             -                  -
    431    Other interest expense                                 7               (18)
                                                        ------------       -----------
                                     Total Expense          381,696           329,250
                                                        ------------       -----------
                               Net Income or (Loss)              $0                $0
                                                        ============       ===========

                 ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                         For the Year Ended December 31, 1996

                                ANALYSIS OF BILLING

                                ASSOCIATE COMPANIES
                                   ACCOUNT 457


------------------------------------------------------------------------------
                                   DIRECT    INDIRECT  COMPENSATION   TOTAL
                                    COSTS      COSTS     FOR USE     AMOUNT
NAME OF ASSOCIATE COMPANY          CHARGED    CHARGED   OF CAPITAL   BILLED
------------------------------------------------------------------------------
                                             (Thousands of Dollars)

                                    457-1      457-2      457-3
                                 ---------------------------------------------
Northeast Utilities                  $2,936       $137     $-          $3,073
The Connecticut Light and
  Power Company                     137,443     13,603      -         151,046
Public Service Company of New
 Hampshire                           35,549      2,913      -          38,462
North Atlantic Energy
  Corporation                           111          8      -             119
Western Massachusetts
  Electric Company                   29,382      2,838      -          32,220
Holyoke Water Power Company           2,995        360      -           3,355
Holyoke Power and Electric
  Company                                 7          1      -               8
Northeast Nuclear Energy Company     82,918      7,870      -          90,788
North Atlantic Energy Service
 Corporation                         10,354        389      -          10,743
The Quinnehtuk Company                   31          4      -              35
The Rocky River Realty Company          214          5      -             219
Properties Inc.                           1      -          -               1
Charter Oak Energy Incorporated         600         34      -             634
COE Development Corporation           1,349        174      -           1,523
COE (UK) Corporation                     12          1      -              13
COE Tejona Corp.                          2      -          -               2
COE Argentina II Corp.                   15          1      -              16
Mode 1 Communications, Inc.             283         54      -             337
NUSCO Energy Partners, Inc.             272         10      -             282
HEC Inc.                                 99          4      -             103
                                 ---------- ---------- ----------- ----------

                           TOTAL   $304,573    $28,406     $-        $332,979
                                 ========== ========== =========== ==========


              ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                      For the Year Ended December 31, 1996

                               ANALYSIS OF BILLING

                             NONASSOCIATE COMPANIES
                                  ACCOUNT 458

-------------------------------------------------------------------------------------------------
                                       DIRECT  INDIRECT COMPENSATION            EXCESS    TOTAL
                                       COSTS    COSTS     FOR USE     TOTAL       OR      AMOUNT
NAME OF NONASSOCIATE COMPANY          CHARGED  CHARGED   OF CAPITAL   COSTS   DEFICIENCY  BILLED
-------------------------------------------------------------------------------------------------
                                                          (Thousands of Dollars)

                                       458-1    458-2      458-3                458-4
                                     ------------------------------------------------------------
Connecticut Yankee Atomic
  Power Company (1)                  $ 24,466 $  2,482 $      -     $ 26,948 $    -     $ 26,948
Connecticut Valley Electric
  Exchange (1)                          4,482       66        -        4,548               4,548
New England Power Exchange (1)          9,032       52        -        9,084               9,084
New England Power Planning
  Committee (1)                         4,497       91        -        4,588               4,588
New England Power Pool (1)              3,207        7        -        3,214               3,214
                                     ------------------------------------------------------------
                                       45,684    2,698        -       48,382      -       48,382
                                     ------------------------------------------------------------
Other miscellaneous revenues: (2)
 Southern New England Telephone Co.       160       -         -          160                 160
 Other (32 companies)                      24       -         -           24                  24
                                     ------------------------------------------------------------
                                          184       -         -          184      -          184
                                     ------------------------------------------------------------
TOTAL                                $ 45,868 $  2,698 $      -     $ 48,566 $    -     $ 48,566
                                     ============================================================


INSTRUCTIONS:  Provide a brief description of the services rendered to each nonassociate company:

(1) Northeast Utilities Service Company supplies centralized accounting, administrative, data processing, engineering, financial, legal, operational, planning, purchasing and/or other services.
(2) The services provided were primarily training services and rental of video services.


                                               ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY
                                                       For the Year Ended December 31, 1996

                                                                   SCHEDULE XVI
                                                        ANALYSIS OF CHARGES FOR SERVICE
                                                     ASSOCIATE AND NONASSOCIATE COMPANIES
-----------------------------------------------------------------------------------------------------
                                               ASSOCIATE COMPANY CHARGES NONASSOCIATE COMPANY CHARGES
                                               ------------------------- ----------------------------
ACCOUNT                                         DIRECT INDIRECT           DIRECT INDIRECT
NUMBER       DESCRIPTION OF ITEMS                COST    COST    TOTAL     COST    COST      TOTAL
------------------------------------------------------------------------ ----------------------------
                                                                            (Thousands of Dollars)
920    SALARIES AND WAGES                      144,666   2,126   146,792  21,058      280     21,338
921    OFFICE SUPPLIES AND EXPENSES             28,399  10,056    38,455   4,534      854      5,388
922    ADMINISTRATIVE EXPENSE TRANSFERRED-
          CREDIT                                     0       0         0       0        0          0
923    OUTSIDE SERVICES EMPLOYED                65,733     421    66,154   9,803       51      9,854
924    PROPERTY INSURANCE                            0      45        45       0        4          4
925    INJURIES AND DAMAGES                        834       0       834      76        0         76
926    EMPLOYEE PENSIONS AND BENEFITS           26,051       0    26,051   3,760        0      3,760
928    REGULATORY COMMISSION EXPENSE                68       0        68       6        0          6
930.1  GENERAL ADVERTISING EXPENSES                  0       0         0       0        0          0
930.2  MISCELLANEOUS GENERAL EXPENSES            6,108     830     6,938     221      115        336
931    RENTS                                    14,915   7,214    22,129   4,152      665      4,817
932    MAINTENANCE OF STRUCTURES AND EQUIPMENT     215     167       382     180       24        204
403    DEPRECIATION AND AMORTIZATION EXPENSE         0   7,682     7,682       0      718        718
408    TAXES OTHER THAN INCOME TAXES            11,418       0    11,418   1,722        0      1,722
409    INCOME TAXES                              4,396       0     4,396     274        0        274
410    PROVISION FOR DEFERRED INCOME TAXES       7,252       0     7,252       0        0          0
411    PROVISION FOR DEFERRED INCOME TAXES -
          CREDIT                                (8,647)      0    (8,647)      0        0          0
411.5  INVESTMENT TAX CREDIT                         0       0         0       0        0          0
426.1  DONATIONS                                   536       0       536       6        0          6
426.5  OTHER DEDUCTIONS                          2,615      10     2,625      75        1         76
427    INTEREST ON LONG-TERM DEBT                    0       0         0       0        0          0
431    OTHER INTEREST EXPENSE                        6       0         6       1        0          1
                                               ------------------------------------------------------
                           SUBTOTAL EXPENSES = 304,565  28,551   333,116  45,868    2,712     48,580

       COMPENSATION FOR USE OF EQUITY CAPITAL=
430    INTEREST ON DEBT TO ASSOCIATE COMPANIES=                        0                           0
431    OTHER INTEREST EXPENSE=                                         0                           0
                                                               ----------                 -----------
                              TOTAL EXPENSES =                   333,116                      48,580
421    MISCELLANEOUS INCOME - CREDIT                 8    (145)     (137)      0      (14)       (14)
                                               ------------------------------------------------------
            TOTAL COST OF SERVICE =            304,573  28,406   332,979  45,868    2,698     48,566
                                               ======================================================

       INSTRUCTION: Total cost of service will
       equal for associate and nonassociate
       companies the total amount billed under
       their separate analysis of billing
       schedules.







--------------------------------------------------------------------------------
                                                   TOTAL CHARGES FOR SERVICE
                                                --------------------------------
ACCOUNT                                          DIRECT    INDIRECT
NUMBER       DESCRIPTION OF ITEMS                 COST       COST       TOTAL
----------------------------------------------- --------------------------------
                                                    (Thousands of Dollars)
920    SALARIES AND WAGES                         165,724      2,406    168,130
921    OFFICE SUPPLIES AND EXPENSES                32,933     10,910     43,843
922    ADMINISTRATIVE EXPENSE TRANSFERRED-
          CREDIT                                        0          0          0
923    OUTSIDE SERVICES EMPLOYED                   75,536        472     76,008
924    PROPERTY INSURANCE                               0         49         49
925    INJURIES AND DAMAGES                           910          0        910
926    EMPLOYEE PENSIONS AND BENEFITS              29,811          0     29,811
928    REGULATORY COMMISSION EXPENSE                   74          0         74
930.1  GENERAL ADVERTISING EXPENSES                     0          0          0
930.2  MISCELLANEOUS GENERAL EXPENSES               6,329        945      7,274
931    RENTS                                       19,067      7,879     26,946
932    MAINTENANCE OF STRUCTURES AND EQUIPMENT        395        191        586
403    DEPRECIATION AND AMORTIZATION EXPENSE            0      8,400      8,400
408    TAXES OTHER THAN INCOME TAXES               13,140          0     13,140
409    INCOME TAXES                                 4,670          0      4,670
410    PROVISION FOR DEFERRED INCOME TAXES          7,252          0      7,252
411    PROVISION FOR DEFERRED INCOME TAXES -
          CREDIT                                   (8,647)         0     (8,647)
411.5  INVESTMENT TAX CREDIT                            0          0          0
426.1  DONATIONS                                      542          0        542
426.5  OTHER DEDUCTIONS                             2,690         11      2,701
427    INTEREST ON LONG-TERM DEBT                       0          0          0
431    OTHER INTEREST EXPENSE                           7          0          7
                                               ---------------------------------
                           SUBTOTAL EXPENSES =    350,433     31,263    381,696

       COMPENSATION FOR USE OF EQUITY CAPITAL=
430    INTEREST ON DEBT TO ASSOCIATE COMPANIES=                               0
431    OTHER INTEREST EXPENSE=                                                0
                                                                     -----------
                              TOTAL EXPENSES =                          381,696
421    MISCELLANEOUS INCOME - CREDIT                    8       (159)      (151)
                                               ---------------------------------
            TOTAL COST OF SERVICE =               350,441     31,104    381,545
                                               =================================

       INSTRUCTION: Total cost of service will
       equal for associate and nonassociate
       companies the total amount billed under
       their separate analysis of billing
       schedules.

ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY
        For the Year Ended December 31, 1996

                    SCHEDULE XVII
         SCHEDULE OF EXPENSE DISTRIBUTION BY
           DEPARTMENT OR SERVICE FUNCTION
----------------------------------------------------------------------------------------------------
                                                                     DEPARTMENT OR SERVICE FUNCTION
ACCOUNT                                              TOTAL          --------------------------------
NUMBER       DESCRIPTION OF ITEMS                    AMOUNT OVERHEAD  (1)     (2)     (3)     (4)
----------------------------------------------------------------------------------------------------
                                                                          (Thousands of Dollars)
920    SALARIES AND WAGES                           168,130   2,406     694  33,808   1,448   5,621
921    OFFICE SUPPLIES AND EXPENSES                  43,843  10,910      83   7,367     625   1,456
922    ADMINISTRATIVE EXPENSE TRANSFERRED-CREDIT          0       0       0       0       0       0
923    OUTSIDE SERVICES EMPLOYED                     76,008     472      51  25,229      11     289
924    PROPERTY INSURANCE                                49      49       0       0       0       0
925    INJURIES AND DAMAGES                             910       0       0       0       0       0
926    EMPLOYEE PENSIONS AND BENEFITS                29,811       0       0   2,669       0      21
928    REGULATORY COMMISSION EXPENSE                     74       0       0       0       0       1
930.1  GENERAL ADVERTISING EXPENSES                       0       0       0       0       0       0
930.2  MISCELLANEOUS GENERAL EXPENSES                 7,274     945       0     721       0      73
931    RENTS                                         26,946   7,879       0     550       0      50
932    MAINTENANCE OF STRUCTURES AND EQUIPMENT          586     191       0      13       0       1
403    DEPRECIATION AND AMORTIZATION EXPENSE          8,400   8,400       0       0       0       0
408    TAXES OTHER THAN INCOME TAXES                 13,140       0       0       0       0       0
409    INCOME TAXES                                   4,670       0       0       0       0       0
410    PROVISION FOR DEFERRED INCOME TAXES            7,252       0       0       0       0       0
411    PROVISION FOR DEFERRED INCOME TAXES - CREDIT  (8,647)      0       0       0       0       0
411.5  INVESTMENT TAX CREDIT                              0       0       0       0       0       0
426.1  DONATIONS                                        542       0       0       5       0       0
426.5  OTHER DEDUCTIONS                               2,701      11       0      (1)      0       0
427    INTEREST ON LONG-TERM DEBT                         0       0       0       0       0       0
430    INTEREST ON DEBT TO ASSOCIATE COMPANIES            0       0       0       0       0       0
431    OTHER INTEREST EXPENSE                             7       0       0       0       0       0
                                                    ------------------------------------------------
                              TOTAL EXPENSES =      381,696  31,263     828  70,361   2,084   7,512
                                                    ================================================

       INSTRUCTIONS: Indicate each department or service function. (See Instruction 01-3
       General Structure of Accounting System:
       Uniform System of Accounts)

       See page 25 for explanation of above service functions.

ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY
        For the Year Ended December 31, 1996

                    SCHEDULE XVII
         SCHEDULE OF EXPENSE DISTRIBUTION BY
           DEPARTMENT OR SERVICE FUNCTION
----------------------------------------------------------------------------------------------------
                                                            DEPARTMENT OR SERVICE FUNCTION
ACCOUNT                                             ------------------------------------------------
NUMBER       DESCRIPTION OF ITEMS                     (5)     (6)     (7)     (8)     (9)     (10)
----------------------------------------------------------------------------------------------------
                                                                (Thousands of Dollars)
920    SALARIES AND WAGES                             8,811   3,352   6,275   2,322  14,494  14,582
921    OFFICE SUPPLIES AND EXPENSES                     130     786     498     101   2,924   2,350
922    ADMINISTRATIVE EXPENSE TRANSFERRED-CREDIT          0       0       0       0       0       0
923    OUTSIDE SERVICES EMPLOYED                         79     332   3,057     348     664     637
924    PROPERTY INSURANCE                                 0       0       0       0       0       0
925    INJURIES AND DAMAGES                               0       0       0       0       0       0
926    EMPLOYEE PENSIONS AND BENEFITS                     0   3,049       0       0       1       1
928    REGULATORY COMMISSION EXPENSE                      0       0       0       0       0       4
930.1  GENERAL ADVERTISING EXPENSES                       0       0       0       0       0       0
930.2  MISCELLANEOUS GENERAL EXPENSES                    (7)    373      27      47       3       0
931    RENTS                                              0       0       2       0       0   1,427
932    MAINTENANCE OF STRUCTURES AND EQUIPMENT            0       0       0       0       0       6
403    DEPRECIATION AND AMORTIZATION EXPENSE              0       0       0       0       0       0
408    TAXES OTHER THAN INCOME TAXES                      0       0       0       0       0       0
409    INCOME TAXES                                       0       0       0       0       0       0
410    PROVISION FOR DEFERRED INCOME TAXES                0       0       0       0       0       0
411    PROVISION FOR DEFERRED INCOME TAXES - CREDIT       0       0       0       0       0       0
411.5  INVESTMENT TAX CREDIT                              0       0       0       0       0       0
426.1  DONATIONS                                          1       0       0       0       0       0
426.5  OTHER DEDUCTIONS                                   0       0       0       0     114       1
427    INTEREST ON LONG-TERM DEBT                         0       0       0       0       0       0
430    INTEREST ON DEBT TO ASSOCIATE COMPANIES            0       0       0       0       0       0
431    OTHER INTEREST EXPENSE                             0       0       0       0       0       0
                                                    ------------------------------------------------
                              TOTAL EXPENSES =        9,014   7,892   9,859   2,818  18,200  19,008
                                                    ================================================

       INSTRUCTIONS: Indicate each department or service function. (See Instruction 01-3
       General Structure of Accounting System:
       Uniform System of Accounts)

       See page 25 for explanation of above service functions.


ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY
        For the Year Ended December 31, 1996

                    SCHEDULE XVII
         SCHEDULE OF EXPENSE DISTRIBUTION BY
           DEPARTMENT OR SERVICE FUNCTION
----------------------------------------------------------------------------------------------------
                                                            DEPARTMENT OR SERVICE FUNCTION
ACCOUNT                                             ------------------------------------------------
NUMBER       DESCRIPTION OF ITEMS                     (11)    (12)    (13)    (14)    (15)    (16)
----------------------------------------------------------------------------------------------------
                                                                (Thousands of Dollars)
920    SALARIES AND WAGES                             7,848  16,659   7,148   1,929  13,095   5,163
921    OFFICE SUPPLIES AND EXPENSES                   4,904   2,845      42     237   5,192     719
922    ADMINISTRATIVE EXPENSE TRANSFERRED-CREDIT          0       0       0       0       0       0
923    OUTSIDE SERVICES EMPLOYED                     10,724   6,880     573   1,122  15,543     316
924    PROPERTY INSURANCE                                 0       0       0       0       0       0
925    INJURIES AND DAMAGES                               0      24       0       0       0       0
926    EMPLOYEE PENSIONS AND BENEFITS                     0       0       0     120       0       0
928    REGULATORY COMMISSION EXPENSE                      5       0       0       0       0       0
930.1  GENERAL ADVERTISING EXPENSES                       0       0       0       0       0       0
930.2  MISCELLANEOUS GENERAL EXPENSES                 2,303      27     521     774     912     217
931    RENTS                                             91      33       0     149  14,488     259
932    MAINTENANCE OF STRUCTURES AND EQUIPMENT            3       1       0       0       0      28
403    DEPRECIATION AND AMORTIZATION EXPENSE              0       0       0       0       0       0
408    TAXES OTHER THAN INCOME TAXES                      0       0       0       0       0       0
409    INCOME TAXES                                       0       0       0       0       0       0
410    PROVISION FOR DEFERRED INCOME TAXES                0       0       0       0       0       0
411    PROVISION FOR DEFERRED INCOME TAXES - CREDIT       0       0       0       0       0       0
411.5  INVESTMENT TAX CREDIT                              0       0       0       0       0       0
426.1  DONATIONS                                         90     442       0       0       0       0
426.5  OTHER DEDUCTIONS                                 109     579     366     954       0       0
427    INTEREST ON LONG-TERM DEBT                         0       0       0       0       0       0
430    INTEREST ON DEBT TO ASSOCIATE COMPANIES            0       0       0       0       0       0
431    OTHER INTEREST EXPENSE                             0       0       0       0       0       0
                                                    ------------------------------------------------
                              TOTAL EXPENSES =       26,077  27,490   8,650   5,285  49,230   6,702
                                                    ================================================

       INSTRUCTIONS: Indicate each department or service function. (See Instruction 01-3
       General Structure of Accounting System:
       Uniform System of Accounts)

       See page 25 for explanation of above service functions.


ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY
        For the Year Ended December 31, 1996

                    SCHEDULE XVII
         SCHEDULE OF EXPENSE DISTRIBUTION BY
           DEPARTMENT OR SERVICE FUNCTION
----------------------------------------------------------------------------------------------------
                                                            DEPARTMENT OR SERVICE FUNCTION
ACCOUNT                                             ------------------------------------------------
NUMBER       DESCRIPTION OF ITEMS                     (17)    (18)    (19)    (20)    (21)    (22)
----------------------------------------------------------------------------------------------------
                                                                (Thousands of Dollars)
920    SALARIES AND WAGES                             3,950   1,730     579   3,302   5,016   7,895
921    OFFICE SUPPLIES AND EXPENSES                   1,006      60     135     546     420   1,061
922    ADMINISTRATIVE EXPENSE TRANSFERRED-CREDIT          0       0       0       0       0       0
923    OUTSIDE SERVICES EMPLOYED                      1,923     285      83     882     646   3,649
924    PROPERTY INSURANCE                                 0       0       0       0       0       0
925    INJURIES AND DAMAGES                               0       0       0     844      47      (5)
926    EMPLOYEE PENSIONS AND BENEFITS                22,384       0       0      59      39       0
928    REGULATORY COMMISSION EXPENSE                      0       0       0      64       0       0
930.1  GENERAL ADVERTISING EXPENSES                       0       0       0       0       0       0
930.2  MISCELLANEOUS GENERAL EXPENSES                   255       2      18       4      61      (2)
931    RENTS                                              0       0       0       0      38   1,980
932    MAINTENANCE OF STRUCTURES AND EQUIPMENT            0       0       0       0     180     163
403    DEPRECIATION AND AMORTIZATION EXPENSE              0       0       0       0       0       0
408    TAXES OTHER THAN INCOME TAXES                      0       0       0       0       0       0
409    INCOME TAXES                                       0       0       0       0       0       0
410    PROVISION FOR DEFERRED INCOME TAXES                0       0       0       0       0       0
411    PROVISION FOR DEFERRED INCOME TAXES - CREDIT       0       0       0       0       0       0
411.5  INVESTMENT TAX CREDIT                              0       0       0       0       0       0
426.1  DONATIONS                                          0       0       0       0       4       0
426.5  OTHER DEDUCTIONS                                   0       0     528      20      20       0
427    INTEREST ON LONG-TERM DEBT                         0       0       0       0       0       0
430    INTEREST ON DEBT TO ASSOCIATE COMPANIES            0       0       0       0       0       0
431    OTHER INTEREST EXPENSE                             0       0       0       0       0       0
                                                    ------------------------------------------------
                              TOTAL EXPENSES =       29,518   2,077   1,343   5,721   6,471  14,741
                                                    ================================================

       INSTRUCTIONS: Indicate each department or service function. (See Instruction 01-3
       General Structure of Accounting System:
       Uniform System of Accounts)

       See page 25 for explanation of above service functions.


ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY
        For the Year Ended December 31, 1996

                    SCHEDULE XVII
         SCHEDULE OF EXPENSE DISTRIBUTION BY
           DEPARTMENT OR SERVICE FUNCTION
------------------------------------------------------------

ACCOUNT                                             --------
NUMBER       DESCRIPTION OF ITEMS                     (23)
------------------------------------------------------------

920    SALARIES AND WAGES                                 3
921    OFFICE SUPPLIES AND EXPENSES                    (554)
922    ADMINISTRATIVE EXPENSE TRANSFERRED-CREDIT          0
923    OUTSIDE SERVICES EMPLOYED                      2,213
924    PROPERTY INSURANCE                                 0
925    INJURIES AND DAMAGES                               0
926    EMPLOYEE PENSIONS AND BENEFITS                 1,468
928    REGULATORY COMMISSION EXPENSE                      0
930.1  GENERAL ADVERTISING EXPENSES                       0
930.2  MISCELLANEOUS GENERAL EXPENSES                     0
931    RENTS                                              0
932    MAINTENANCE OF STRUCTURES AND EQUIPMENT            0
403    DEPRECIATION AND AMORTIZATION EXPENSE              0
408    TAXES OTHER THAN INCOME TAXES                 13,140
409    INCOME TAXES                                   4,670
410    PROVISION FOR DEFERRED INCOME TAXES            7,252
411    PROVISION FOR DEFERRED INCOME TAXES - CREDIT  (8,647)
411.5  INVESTMENT TAX CREDIT                              0
426.1  DONATIONS                                          0
426.5  OTHER DEDUCTIONS                                   0
427    INTEREST ON LONG-TERM DEBT                         0
430    INTEREST ON DEBT TO ASSOCIATE COMPANIES            0
431    OTHER INTEREST EXPENSE                             7
                                                    --------
                              TOTAL EXPENSES =       19,552
                                                    ========

       INSTRUCTIONS: Indicate each department or service function. (See Instruction 01-3
       General Structure of Accounting System:
       Uniform System of Accounts)

       See page 25 for explanation of above service functions.


               ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                       For the Year Ended December 31, 1996

                                  SCHEDULE XVII
                                  -------------

                            KEYS FOR SERVICE FUNCTIONS
                            --------------------------

  KEYS                           SERVICE FUNCTION
  ----                           ----------------
   (1)    Chairman, President and Chief Executive Officer
   (2)    President - Nuclear Group
   (3)    Executive V.P. and Chief Financial Officer
   (4)    V.P. Fossil and Hydro Engineering and Operations
   (5)    V.P. and Controller
   (6)    V.P. and Treasurer
   (7)    V.P. - Wholesale Marketing
   (8)    V.P. - Business Strategy
   (9)    President - Retail Business Group
  (10)    V.P. - Transmission and Distribution
  (11)    V.P. - Retail Marketing
  (12)    Director - Customer Service
  (13)    Senior V.P. and Chief Administrative Officer
  (14)    V.P. - Corporate Communication
  (15)    V.P. and Chief Information Officer
  (16)    V.P. - Purchasing and General Services
  (17)    V.P. - Human Resources
  (18)    Director - Internal Audit and Security
  (19)    Senior V.P. - Governmental Affairs
  (20)    V.P. -  Secretary and General Counsel
  (21)    V.P. - Corporate and Environmental Affairs
  (22)    New England Power Pool
  (23)    Corporate Expenses - unallocated


                 ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY
                        For the Year Ended December 31, 1996
                         DEPARTMENTAL ANALYSIS OF SALARIES
                         ---------------------------------
                                       ACCOUNT 920

                                                DEPARTMENTAL SALARY EXPENSE
NAME OF DEPARTMENT                             INCLUDED IN AMOUNTS BILLED TO     NUMBER OF
------------------                        -------------------------------------- PERSONNEL
Indicate each dept.                         TOTAL   PARENT    OTHER       NON       END
or service function.                       AMOUNT  COMPANY ASSOCIATES ASSOCIATES  OF YEAR
--------------------                      -------------------------------------- ---------
                                                   (Thousands of Dollars)
Chairman, President and Chief
  Executive Officer                           $694     $41       $614        $39        3
President- Nuclear Group                    33,808     230     26,073      7,505      438
Executive V.P. and Chief
  Financial Officer                          1,448      12      1,409         27       17
V.P. Fossil and Hydro Engineering
  and Operations                             5,621      37      5,575          9       68
V.P. and Controller                          8,811      69      8,295        447      160
V.P. and Treasurer                           3,352      51      3,111        190       70
V.P. - Wholesale Marketing                   6,275      41      6,224         10       81
V.P. - Business Strategy                     2,322      15      2,231         76       32
President - Retail Business Group           14,494     103     14,377         14       30
V.P. - Transmission and Distribution        14,582      96     12,246      2,240      230
V.P. - Retail Marketing                      7,848     611      7,231          6      274
Director - Customer Service                 16,659     108     16,539         12      354
Senior V.P. and Chief Administrative
  Officer                                    7,148      46      6,722        380        3
V.P. - Corporate Communication (1)           1,935      13      1,785        137       39
V.P. and Chief Information Officer (2)      13,276     102     12,193        981      325
V.P. Purchasing and General
  Services (3)                               7,306      49      6,756        501      145
V.P. - Human Resources (4)                   3,999      26      3,656        317       65
Director - Internal Audit and Security       1,730      21      1,544        165       34
Senior V.P.- Governmental Affairs              579       4        531         44        7
V.P., Secretary and
  General Counsel (5)                        3,329     221      2,915        193       49
V.P. - Corporate and Environmental
  Affairs                                    5,016      33      4,747        236       78
New England Power Pool                       7,895      51         35      7,809      125
Corporate Expenses - unallocated                 3       0          3          0        0
                                          -------------------------------------- ---------
                                          $168,130  $1,980   $144,812    $21,338    2,627
                                          ====================================== =========

(1) Total amount includes $6,000 of payroll overhead.
(2) Total amount includes $181,000 of payroll overhead.
(3) Total amount includes $2,143,000 of payroll overhead.
(4) Total amount includes $49,000 of payroll overhead.
(5) Total amount includes $27,000 of payroll overhead.







                      ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                             For the Year Ended December 31, 1996

                                  OUTSIDE SERVICES EMPLOYED
                                        ACCOUNT 923

INSTRUCTIONS: Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.
------------------------------------------------------------------------------------------
                                                                  RELATIONSHIP
                                                                  "A"-ASSOCIATE
                                                                    "NA"-NON
           FROM WHOM PURCHASED                                      ASSOCIATE    AMOUNT
------------------------------------------------------------------------------------------
                                                                               (Thousands
                                                                               of Dollars)
AUDITING SERVICES
-----------------
ARTHUR ANDERSEN LLP                                                    NA            $118
KPMG PEAT MARWICK                                                      NA             185
                                                                               -----------
    TOTAL AUDITING SERVICES                                                           303
                                                                               ===========

ADVERTISING SERVICES
--------------------
MINTZ & HOKE INC                                                       NA             459
BSA ADVERTISING INC                                                    NA             126
BARRY BLAU & PARTNERS INC                                              NA           1,594
MISCELLANEOUS (9 PAYEES)                                               NA             123
                                                                               -----------
    TOTAL ADVERTISING SERVICES                                                      2,302
                                                                               ===========

COLLECTION SERVICES
-------------------
FINANCIAL COLLECTION AGENCIES                                          NA             125
CREDIT BUREAU COLLECTIONS                                              NA             156
MISCELLANEOUS (10 PAYEES)                                              NA             237
                                                                               -----------
    TOTAL COLLECTION SERVICES                                                         518
                                                                               ===========

COMPUTER SERVICES
-----------------
ADVANCED COMPUTING TECHNIQUES                                          NA             231
AMERIDATA                                                              NA             188
DIGITAL EQUIPMENT CORP                                                 NA             408
GARTNER GROUP INC                                                      NA             222










IBM                                                                    NA             770
LENCO COMPUTER CONSULTING                                              NA             153
LIUSKI INTERNATIONAL INC                                               NA             266
PRIDE TECHNOLOGIES INC                                                 NA             257
TRIMCO ENTERPRISE LTD                                                  NA             745
MISCELLANEOUS (29 PAYEES)                                              NA             756
                                                                               -----------
     TOTAL COMPUTER SERVICES                                                        3,996
                                                                               ===========
ENGINEERING SERVICES
--------------------
ALTRAN CORP                                                            NA             107
APPLIED ENERGY GROUP INC                                               NA             247
CATARACT INC                                                           NA             391
CLEMENS J HELTEMES JR                                                  NA             112
CONTINENTAL SERVICES GROUP INC                                         NA             263
DUKE ENGINEERING & SERVICES                                            NA             187
ELECTRIC POWER RESEARCH INST                                           NA             459
ERIN ENGINEERING & RESEARCH                                            NA             309
FRANK A SCALIA PHD                                                     NA             191
GENERAL ELECTRIC                                                       NA             109
GENERAL PHYSICS CORP                                                   NA             101
HOLTEC INTERNATIONAL                                                   NA             782
ISLAND SOFTWARE TECHNOLOGY                                             NA             167
MDM ENGINEERING CORP                                                   NA             310
NES INC                                                                NA             344
NOVELL INC                                                             NA             114
NUCON                                                                  NA           1,649
OLAV & CO                                                              NA             224
PREMIER DATA SERVICES INC                                              NA             216
PRISM CONSULTING INC                                                   NA             591
PROTO POWER CORP                                                       NA             108
RAYTHEON QUALITY PROGRAMS DIV                                          NA             404
SPEC/NRT SERVICES                                                      NA             685
STONE & WEBSTER ENGINEERING                                            NA             161
WESTINGHOUSE ELECTRIC CORP                                             NA             383
YANKEE ATOMIC ELECTRIC CO                                              NA           1,529
MISCELLANEOUS (38 PAYEES)                                              NA             888
                                                                               -----------
   TOTAL ENGINEERING SERVICES                                                      11,031
                                                                               ===========
LEGAL SERVICES
--------------
CARMODY & TORRANCE DR                                                  NA             336
CONSERVATION LAW FOUNDATION                                            NA             200
DAY BERRY & HOWARD                                                     NA           1,586
HOWREY & SIMON                                                         NA             135
SHAW PITTMAN POTTS                                                     NA             290
STEPTOE & JOHNSON                                                      NA             167
MISCELLANEOUS (22 PAYEES)                                              NA             382
                                                                               -----------
   TOTAL LEGAL SERVICES                                                             3,096
                                                                               ===========

PRINTING SERVICES
-----------------
ALLIED PRINTING SERVICES INC                                           NA             381
THE WAVERLY PRINTING CO                                                NA             149
MISCELLANEOUS (2 PAYEES)                                               NA              51
                                                                               -----------
   TOTAL PRINTING SERVICES                                                            581

                                                                               ===========
TEMPORARY EMPLOYMENT SERVICES
------------------------------
MANPOWER INC                                                           NA           1,802
MISCELLANEOUS (2 PAYEES)                                               NA              92
                                                                               -----------
   TOTAL TEMPORARY EMPLOYMENT SERVICES                                              1,894
                                                                               ===========


OTHER SERVICES
--------------
A E D                                                                  NA             145
A R JOSEPH ASSOCIATES                                                  NA             213
ANDERSEN CONSULTING                                                    NA             366
APEX DATA SERVICES INC                                                 NA             182
BURSON MARSTELLER                                                      NA             794
C W COSTELLO & ASSOCIATES INC                                          NA           2,212
CAMBRIDGE ENERGY RESEARCH                                              NA             200
CEGELEC ESCA CORP                                                      NA             118
CISCO SYSTEMS INC                                                      NA             104
CITY OF HOLYOKE                                                        NA             233
CITY OF NORWALK                                                        NA             560
COMMONWEALTH RELOCATION SVCS                                           NA             165
CONTRACT SOLUTIONS                                                     NA             718
CT HOUSING INVESTMENT FUND                                             NA           2,377
DATA DIMENSIONS INC                                                    NA             142
DATA MAIL INC                                                          NA             170
DEVELOPMENT DIMENSIONS INT                                             NA             232
DIBENEDETTO ASSOCIATES INC                                             NA             131
DOW JONES & COMPANY INC                                                NA             120
ECONOMIC RESOURCES GROUP INC                                           NA             278
ENERGY RESEARCH GROUP INC                                              NA             221
EQUIFAX NATIONAL DECISION SYSTEM                                       NA             117
ERNST & YOUNG LLP                                                      NA             876
ESCA CORP                                                              NA             128
ETP INC                                                                NA             209
FAIRFIELD SONN ASSOC                                                   NA             106
FIRST DATA CORP                                                        NA             539
FLEXIBLE RESOURCES                                                     NA             133
FPI INTERNATIONAL                                                      NA             125
GEORGE W DAVIS                                                         NA             112
HAY MANAGEMENT CONSULTANTS                                             NA             610
HEALTH RESOURCES                                                       NA             158
HEC INC                                                                A              214
JANUS MANAGEMENT ASSOCIATES                                            NA             623
KENNY KINDLER HUNT & HOWE INC                                          NA             222
LEE HECHT HARRISON INC                                                 NA             109
M & R EXPRESS INC                                                      NA             151
MICON INC                                                              NA             588
NATIONAL TRUST FOR                                                     NA             157
NORTEL COMMUNICATION SYSTEMS                                           NA             698
NORTH ATLANTIC ENERGY SERVICE COMPANY                                  A            1,404
NORTHEAST POWER COORDINATING COUNCIL                                   NA             194
NUCLEAR SAFETY REVIEW CONCEPTS                                         NA             184
OPTICOM INC                                                            NA             229
OPTIMUM TRAINING CENTERS LTD                                           NA             330
OUTPUT TECHNOLOGIES INC                                                NA             359
PARAMOUNT SYSTEMS INC                                                  NA             431
PASPERCO                                                               NA             133
PILOT SOFTWARE INC                                                     NA           1,122
PORTER MCGEE PUBLIC RELATIONS                                          NA             104
PRO FITNESS                                                            NA             354
PUTNAM HAYES & BARTLETT INC                                            NA             715
RLW ANALYTICAL INC                                                     NA             860
ROCKWELL INTERNATIONAL                                                 NA             134
S LEVY INC                                                             NA             142
SOFTAIDE SERVICES                                                      NA             163
SPEC CONSULTANTS INC                                                   NA             568
SUN TECHNICAL SERVICES INC                                             NA             124
SYBASE INC                                                             NA             144
TECHNICAL AID CORP                                                     NA             838
THE FORUM CORP                                                         NA             256
THE INDUS GROUP INC                                                    NA           7,049
THE NICHOLAS GROUP PC                                                  NA             214
THE WINN CO                                                            NA             200
THIRO LTD                                                              NA             746
TOWERS PERRIN                                                          NA             133
WINDHAM AVIATION INC                                                   NA             355
XENERGY INC                                                            NA             122
MISCELLANEOUS (1,113 PAYEES)                                           NA          19,124
                                                                               -----------
   TOTAL OTHER SERVICES                                                            52,287
                                                                               -----------
                                                                                  $76,008
                                                                               ===========




                      ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                              For the Year Ended December 31, 1996

                                   OUTSIDE SERVICES EMPLOYED

VENDOR NAME                     DESCRIPTION OF SERVICES RENDERED
----------------------------------------------------------------------------------------------------
Auditing Services
-----------------
Arthur Anderson, LLP            Provide Auditing Services to NU Companies
KPMG Peat Marwick               Professional Services in Conjunction with Evaluation of NEPOOL

Advertising Services
--------------------
Mintz & Hoke, Inc.              Furnish Advertising and Public Relations Services
BSA Advertising, Inc.           Furnish Advertising Services as Requested by Employment Department
Barry Blau & Partners, Inc.     Furnish Integrated Direct Marketing Services to Support NUSCO Sales
                                & Marketing Initiatives, Including PSNH Pilot Program

Collection Services
-------------------
Financial Collection Agencies   Furnish Collection Services for the Eastern Region
Credit Bureau Collection        Furnish Collection Services for the Western Mass Region and the
                                Hartford Area

Computer Services
-----------------
Advanced Computing Techniques   Technical Support for NUTIMS program and I96 Desktop Team
Ameridata                       Furnish Contractor Support for Network Services
Digital Equipment Corp.         Maintenance for Memorex/Telex Printers, I96 and Lotus Notes Project
                                Support
Gartner Group, Inc.             Data Center Services
IBM                             Consulting Services for Development of an IT Strategy; Disaster
                                Recovery Services
Lenco Computer Consulting       Design and Programming Support Services of NUCHRIS COLT Project
Liuski International, Inc.      Furnish Computer Parts and Upgrades
Pride Technologies, Inc.        Provide PC Equipment and Technical Support and Maintenance
Trimco Enterprise, Ltd.         EDMS Investigation-Design and Install Hardware & Software

Engineering Services
--------------------
Altran Corp.                    Address Implementation of E/C Program Objectives; Support
                                Preparation of a Systems Lay-Up Manual
Applied Energy Group, Inc.      Impact Analysis of the Spectrum Single Family Electric Heat Program
Cataract, Inc.                  Professional Services to Provide Support to the Millstone
                                Operational Standards Department; Licensing Review Services
Clemins J. Heltemes, Jr.        Provide Assistance to Nuclear Management for Resolution of Nuclear
                                Safety Issues
Continental Services Group Inc  Support the MIMS Project for Nuclear Production Materials
Duke Engineering & Services     Fire Protection Licensing Basis Development Program - Cost
                                Beneficial Licensing Action
Electric Power Research Inst.   Establish Predictive Maintenance Program for Millstone Station










Erin Engineering & Research     Provide Support for Maintenance Rule 10CFR50.65 Implementation
Frank A. Scalia, PhD            Services in Conjunction with the Millstone Nuclear Data and
                                Canberra Computer Based Gamma Counting Systems
General Electric                Provide Paper and Physical Maps for the EDI Transactions to be
                                Processed by the INDUS/MIMS Application; EDU Express System Pilot
General Physics Corp.           Independent Assessment of the Restart Activities for the CT Nuclear
                                Units
Holtec International            Engineering Related to the Repacking of the MP1 Spent Fuel Pool;
                                MP1 SFP Feasibility Study
Island Software Technology      MIMS Project Support
MDM Engineering Corp.           Provide Support for Millstone 1 and CY PM Optimization Project
NES, Inc.                       Develop a MEPL Bases Document and BOM, a Non-QA Bill of Materials
                                for Millstone Units 1,2 & 3 and CY
Novell, Inc.                    Novell Master License Agreement
NUCON                           Furnish Services for NUSCO Retiree Skill Bank
Olav & Co.                      MIMS Project Support - Data Conversion Effort
Premier Data Services, Inc.     Services to Support the INDUS Passport Infrastructure Project
Prism Consulting, Inc.          Assist Millstone in Improving Management Coordination &
                                Implementation of Standards & Policies
Proto Power Corp.               Engineering Services to Support the Inter Unit Transfer Projects
Raytheon Quality Programs Div.  On-Site Services to Support the SSA Effort
SPEC/NRT Services               QA/QC Inspection Services for Millstone Nuclear Power Stations 1,2,
                                &3, and CY
Stone & Webster Engineering     Support MP3 Design Engineering, NSSS Department, Assistance with
                                FERC Transmission Tariff
Westinghouse Electric Corp.     Provide Engineering Services to Support the OPDT/OTDT Margin
                                Recovery Program
Yankee Atomic Electric Co.      QA & Administration of Access Authorization and Fitness for Duty
                                Programs; Audit and Assessment Support Services

Legal Services
--------------
Carmody & Torrance              Provide Legal Services on an as Requested Basis
Conservation Law Foundation     Collaborative Effort - Legal Services
Day, Berry & Howard             Provide Legal Services on an as Requested Basis
Howrey & Simon                  Furnish Consulting Services for NEPOOL Center
Shaw Pittman Potts              Provide Legal Services on an as Requested Basis
Steptoe & Johnson               Provide Legal Services on an as Requested Basis

Printing Services
-----------------
Allied Printing Services, Inc.  Printing Consumer News and Special Bill Inserts
The Waverly Printing Co.        Printing Services as Directed by Corporate Communications
                                Department; Newsletter
Temporary Employment Services
-----------------------------
Manpower                        Temporary Labor Services: AITTS Training

Other Services
--------------
AED                             Project Management Support for the Start-up of the Condition-Based
                                Maintenance Department
AR Joseph Associates            Consulting and Training Services
Anderson Consulting             Consulting Services for the MIMS/DMS Interface
Apex Data Services, Inc.        Conversion of Monthly Update Documents
Burson Marsteller               Consulting Communication Services










C.W. Costello & Assoc., Inc.    On-Site Computer Programming Services
Cambridge Energy Research       Services Related to Energy Conversion Business Model and Creation
                                of Operational Framework; Services Related to Energy Markets and
                                Industry Restructure
Cegelec ESCA Corp.              Furnish Software for Oasis Program
Cisco Systems, Inc.             Equipment Maintenance (CISCO Router)
City of Holyoke                 Provide Police Officers for Traffic Duty
City of Norwalk                 Incentive - Norwalk Schools Distressed Cities
Commonwealth Relocation Svcs.   Provide a Home Sales Assistance Program for Qualified Employees
Contract Solutions              Licensing Services for Millstone Unit 3
CT Housing Investment Fund      Support the Admin. and Oversight of the Wrap Unit to Provide
                                Low-Income Weatherization Services
Data Dimensions, Inc.           Consulting Services in Support of the Millennium Project
Data Mail, Inc.                 Mailing Services for Community Relations Department
Development Dimensions Unit     Training and Assessment Activities - Nuclear and Information
                                Technology Reengineering Selection Process
DiBenedetto Associates, Inc.    QA Services for the 50.54(F) Oversight Effort (NUSCO Nuclear
                                Quality Performance Department)
Dow Jones & Company, Inc.       Dow Jones News Retrieval Information Services
Economic Resources Group, Inc.  Formulate Strategy/Policy for NU's Regulatory Proceedings in CT, NH
                                and MA
Energy Research Group, Inc.     Consulting Services to Support Market Management Department
Equifax National Decision       Analytical Services to Verify Customer Database, Provide
   System                       Firmographics and Demographics Data
Ernst & Young LLP               Consulting Services for Implementing the Transition of the IT
                                Organization; Reengineering and Implementation Services
ESCA Corp.                      Software Maintenance; Software Protocol Work
ETP, Inc.                       EAP Services for Employees and Dependents; Supervisory Training
                                Services
Fairfield Sonn Assoc.           Assist Customer Center Implementation Team in the Performance
                                Management Area; Organizational Needs for Market Pricing and Policy
First Data Corp.                Automated Electronic Payment Agent Management Services to CL&P and
                                WMECO
Flexible Resources              Recruitment and Selection of Marketing Personnel; Develop
                                Curriculum for Marketing Training
FPI International               Culture Index Determination for Each NU Nuclear Facility
George W. Davis                 Support Board of Trustees by Serving as a Member of the Nuclear
                                Committee Advisory Team
Hay Management Consultants      Consulting Services in Connection with Special Board Request
                                Executive Compensation
Health Resources                Nursing and EMT Services for Berlin Health Unit
HEC, Inc.                       Create a Pilot Sales and Marketing Program in the Government and
                                Municipal Sector of Market Management; Conduct Energy Analysis
                                Surveys
                                Management; Conduct Energy Analysis Surveys
Janus Management                Consulting Services in Connection with Watchlist Matters
Kenny Kindler Hunt & Howe Inc.  Executive Search Services
Lee Hecht Harrison, Inc.        Career Transition Services
M & R Express, Inc.             Daily Courier Service
Micon, Inc.                     Services to Support NUSCO's New Customer Information and
                                Billing/Order System
National Trust for              Consulting Services for the 1996-97 Sponsorship of Main St. Program
   Historic Preservation        in CT
Nortel Communication Systems    Maintenance of NTI PBX's; Customer Service Support
North Atlantic Energy Serv. Co. Nuclear support services
Northeast Power Coordinating    NPCC Dues










  Council
Nuclear Safety Review Concepts  Services Related to the Millstone Station Nuclear Safety Assessment
                                Board
Opticom, Inc.                   Install Telcom Equipment
Optimum Training Centers, Ltd.  Provide WIN95/Notes Trainers and Desktop Specialists; PC Training
Output Technologies, Inc.       Microfiche Services
Paramount Systems, Inc.         MIMS, NUTIMS and Millennium Project Support
Pasperco                        Services to Support MIMS Project
Pilot Software, Inc.            Computer Consulting Services to Support MIDSS and TACS Projects
Porter McGee Public Relations   Miscellaneous Projects in Connection with the Corporate
                                Communications Division
Pro Fitness                     Management Services of the Wellaware Health Initiatives Program;
                                Fitness Facility Services
Putnam Hayes & Bartlett, Inc.   Market Power Analysis
RLW Analytical, Inc.            Services to Determine Net Energy and Demand Impacts of 1994 Energy
                                Action Program; Impact Evaluation of NUSCO's Multifamily Program
Rockwell International          ACD System for Customer Service Inquiry Center and Berlin Credit
                                and Collection Center (Telephone System)
S. Levy, Inc.                   Technical Services Relative to FSAR and Other Work at Millstone
Softaide Services               Design and Programming Services to Support the NUCHRIS Project
Spec Consultants, Inc.          QA/QC Inspection Services for Millstone Units 1,2 &3, and CY
Sun Technical Services, Inc.    Contracted Instruction Services (Corrective Maintenance)
Sybase, Inc.                    Data Base Consulting Services; Software Support
Technical Aid Corp.             Furnish Professional and Clerical Personnel to Support Marketing
                                and Conservation Programs
The Forum Group                 Sales Training to the Wholesale Marketing Department, Managers &
                                Account Executives
The Indus Group                 Move Baseline Changes From/To the Indus Development System; MIMS
                                Data Conversion
The Nicholas Group, P.C.        Services to Determine Impacts of Energy Action Program, Energy
                                Conscious Construction Program
The Winn Co.                    Consulting, Media Training and Video Production
Thiro Ltd.                      Storm Restoration Assistance
Towers Perrin                   Benefits Consulting Services for Benefits Department
Windham Aviation, Inc.          Air Charter Service
Xenergy, Inc.                   Comparison Group Reliability Study - Background and Workplan

         ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                 For the Year Ended December 31, 1996


                    EMPLOYEE PENSIONS AND BENEFITS
                             ACCOUNT 926


INSTRUCTIONS: Provide a listing of each pension plan and benefit program provided by the service company. Such
              listing should be limited to $25,000.
------------------------------------------------------------------------
                DESCRIPTION                               AMOUNT
------------------------------------------------------------------------
                                                  (Thousands of Dollars)

Pension Plan                                                 $3,757
Supplemental Retirement and Savings Plan                      6,401
Group Life, Long-term Disability, Hospital
  and Medical Insurance Expenses                             10,531
Post retirement medical benefit - FAS 106                     7,522
Early retirement program                                      1,468
Other Employee Benefits Expenses                                132






                                                          ---------
                                           TOTAL            $29,811
                                                          =========







             ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                     For the Year Ended December 31, 1996


                         GENERAL ADVERTISING EXPENSES
                                ACCOUNT 930.1


INSTRUCTIONS: Provide a listing of the amount included in Account 930.1,
              "General Advertising Expenses," classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

------------------------------------------------------------------------------
     DESCRIPTION                  NAME OF PAYEE                AMOUNT
------------------------------------------------------------------------------
                                                        (Thousands of Dollars)

                                                                   -





                                                               ---------
                                              TOTAL            $   -
                                                               =========




                ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                        For the Year Ended December 31, 1996

                           MISCELLANEOUS GENERAL EXPENSES
                                    ACCOUNT 930


INSTRUCTIONS:  Provide a listing of the amount included in Account 930,
               "Miscellaneous General Expenses," classifying such expenses according to their nature.  Payments and expenses permitted by Section 321(b)(2) of the Federal Election Campaign Act,
               as amended by Public Law 94-283 in 1976 (2 U.S.C. Section
               441(b)(2)) shall be separately classified.
___________________________________________________________________________________
                   DESCRIPTION                                       AMOUNT
-----------------------------------------------------------------------------------
                                                                  (Thousand of
                                                                    Dollars)

Closing fees - revolving credit facility                        $     2,236
Economic development                                                  1,431
Information technology                                                1,016
Shareholder reports and meetings                                        674
Security guard service                                                  372
Employee development expenses                                           367
Communication expense                                                   153
Recruitment expenses                                                    128
Credit monitoring fees                                                  106
New York Stock Exchange - annual listing fee                             67
Trustee registration & transfer agent fee & expense                      51
Other miscellaneous expenses (62 items)                                 673
                                                                ------------
                                                TOTAL           $     7,274
                                                                ============

          ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                  For the Year Ended December 31, 1996


                                 RENTS
                              ACCOUNT 931


INSTRUCTIONS: Provide a listing of the amount included in Account 931,
              "Rents," classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.


------------------------------------------------------------------------
             TYPE OF PROPERTY                             AMOUNT
------------------------------------------------------------------------
                                                  (Thousands of Dollars)

Buildings/office space                                       $9,023
Computer/Office equipment                                    17,554
Vehicles                                                        369




                                                          ---------
                                           TOTAL            $26,946
                                                          =========

          ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                 For the Year Ended December 31, 1996


                     TAXES OTHER THAN INCOME TAXES
                              ACCOUNT 408


INSTRUCTIONS: Provide an analysis of Account 408, "Taxes Other Than
              Income Taxes." Separate the analysis into two groups:
              (1)Other than U.S. Government taxes, and (2) U.S.
              Government taxes. Specify each of the various kinds of
              taxes and show the amounts thereof. Provide a subtotal
              for each class of tax.
-------------------------------------------------------------------------
                KIND OF TAX                               AMOUNT
-------------------------------------------------------------------------
                                                  (Thousands of Dollars)

(1) Other Than U.S. Government Taxes:

    Connecticut Unemployment                                 $1,063
    Massachusetts Unemployment                                   69
    Local property                                              578
    Other                                                        12
                                                           ---------
               Sub-Total                                      1,722
                                                           ---------

(2) U.S. Government Taxes:

    Federal Insurance Contribution Act                        8,807
    Medicare Tax                                              2,401
    Federal Unemployment                                        203
    Federal Excise                                                7
                                                           ---------
               Sub-Total                                     11,418
                                                           ---------

                                           TOTAL            $13,140
                                                           =========

                       ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                               For the Year Ended December 31, 1996


                                               DONATIONS
                                             ACCOUNT 426.1


INSTRUCTIONS:  Provide a listing of the amount included in Account 426.1, "Donations,"
               classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

-----------------------------------------------------------------------------------------------
           NAME OF RECIPIENT                        PURPOSE OF DONATION               AMOUNT
-----------------------------------------------------------------------------------------------
                                                                                    (Thousands
                                                                                    of Dollars)
BARKER SPECIALTY                       CHARITABLE CONTRIBUTION                             $10
BAY PATH COLLEGE                       CHARITABLE CONTRIBUTION AND EDUCATIONAL GRANT         3
C W RESOURCES INC                      CHARITABLE CONTRIBUTION                               5
CAMBRIDGE REPORTS RES INTL             CHARITABLE CONTRIBUTION                              63
CANTEEN INTERSTATE UNITED CORP         CHARITABLE CONTRIBUTION                               3
CAPITAL COMMUNITY TECH COLEGE          CHARITABLE CONTRIBUTION AND EDUCATIONAL GRANT         5
CENTRAL CT STATE UNIVERSITY            CHARITABLE CONTRIBUTION AND EDUCATIONAL GRANT         4
CITIZENS FOR CONNECTICUTS              CHARITABLE CONTRIBUTION                               3
CONNECTICUT PRIDE                      CHARITABLE CONTRIBUTION                               5
HARTFORD DOWNTOWN COUNCIL              CHARITABLE CONTRIBUTION                              50
HARTFORD GRADUATE CENTER               CHARITABLE CONTRIBUTION AND EDUCATIONAL GRANT         8
JEWEL PRODUCTIONS LTD                  CHARITABLE CONTRIBUTION                              25
MASS INSTITUTE OF TECHNOLOGY           CHARITABLE CONTRIBUTION AND EDUCATIONAL GRANT        24
MARTIN FOTO & ART                      CHARITABLE CONTRIBUTION                               4
MOUNT HOLYOKE COLLEGE                  CHARITABLE CONTRIBUTION AND EDUCATIONAL GRANT         3
NAUGATUCK VALLEY COMMUNITY             CHARITABLE CONTRIBUTION AND EDUCATIONAL GRANT         7
NORWALK COMMUNITY TECHNICAL            CHARITABLE CONTRIBUTION AND EDUCATIONAL GRANT         5
RENSSELAER POLYTECHNIC INST            CHARITABLE CONTRIBUTION AND EDUCATIONAL GRANT        15
SPRINGFIELD COLLEGE                    CHARITABLE CONTRIBUTION AND EDUCATIONAL GRANT         3
ST JOSEPH COLLEGE                      CHARITABLE CONTRIBUTION AND EDUCATIONAL GRANT        15
THE E R HITCHCOCK COMPANY INC          CHARITABLE CONTRIBUTION                              10
TRINITY COLLEGE                        CHARITABLE CONTRIBUTION AND EDUCATIONAL GRANT         5
UNIVERSITY OF CONNECTICUT FOUNDATION   CHARITABLE CONTRIBUTION AND EDUCATIONAL GRANT         8
UNIVERSITY OF CONNECTICUT              CHARITABLE CONTRIBUTION AND EDUCATIONAL GRANT        88
UNIVERSITY OF HARTFORD                 CHARITABLE CONTRIBUTION AND EDUCATIONAL GRANT        23
UNIVERSITY OF MASSACHUSETTS            CHARITABLE CONTRIBUTION AND EDUCATIONAL GRANT        16
WESLEYAN UNIVERSITY                    CHARITABLE CONTRIBUTION AND EDUCATIONAL GRANT         7
YMCA                                   CHARITABLE CONTRIBUTION                               6
MISCELLANEOUS (213 PAYEES)             CHARITABLE CONTRIBUTION AND EDUCATIONAL GRANT       119
                                                                                    -----------
                                                           TOTAL                          $542
                                                                                    ===========

              ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                      For the Year Ended December 31, 1996


                               OTHER DEDUCTIONS
                                ACCOUNT 426.5


INSTRUCTIONS:  Provide a listing of the amount included in Account 426.5,
               "Other Deductions," classifying such expenses according to their nature.

--------------------------------------------------------------------------------
         DESCRIPTION                    NAME OF PAYEE             AMOUNT
--------------------------------------------------------------------------------
                                                          (Thousands of Dollars)



Executive incentive
 compensation plan            Various NUSCO Officers                  $737


Government relation
  expenditures                Carmody & Torrance                        42
                              Updike Kelly & Spellacy, PC               96
                              Miscellaneous (74 items)                  80


Communication services        Allied Printing Services, Inc.           107
                              Burson Marsteller                        213
                              Concord Monitor                           25
                              Fosters Daily Democrat                    32
                              Lynn Wood                                471
                              Star Media of New Hampshire               30
                              Telegraph                                 39
                              The Union Leader Corp.                    48
                              WFSB Productions                          28
                              WMUR TV Inc.                             145
                              Miscellaneous (45 items)                 218

Contributions                 University of New Hampshire               91
                              Miscellaneous (130 items)                104

Other                         Miscellaneous (12 items)                 195
                                                                   --------
                                                          TOTAL     $2,701
                                                                   ========




                 ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                         For the Year Ended December 31, 1996

                                     SCHEDULE XVIII

                              NOTES TO STATEMENTS OF INCOME

INSTRUCTIONS:  The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increases in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.



See Notes to Financial Statements on pages 19 through 19D.




                 ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY
                     ORGANIZATION CHART (AS OF DECEMBER 31, 1996)


Chairman, President and Chief Executive Officer

 - President - Nuclear Group

 - President - Retail Business Group
    - Vice President - Transmission and Distribution
    - Vice President - Retail Marketing
    - Director - Customer Service

 - Executive Vice President and Chief Financial Officer
    - Vice President - Fossil and Hydro Engineering and Operations
    - Vice President and Controller
    - Vice President and Treasurer
    - Vice President - Wholesale Marketing
    - Vice President - Business Strategy

 - Senior Vice President and Chief Administrative Officer
    - Vice President - Corporate Communiations
    - Vice President & Chief Information Officer
    - Vice President - Purchasing and General Services
    - Vice President - Human Resources
    - Director - Internal Audit and Security

 - Senior Vice President - Governmental Affairs

 - Vice President - Secretary and General Counsel

 - Vice President - Corporate and Environmental Affairs


                  NORTHEAST UTILITIES SERVICE COMPANY
                  -----------------------------------
                         METHODS OF ALLOCATION
                         ---------------------
                  For the year ended December 31, 1996
                  ------------------------------------


 1) Cogeneration Units

 2) Conservation and Load Management Programs and Expenditures

 3) Peak Load

 4) Fuel Purchased

 5) Gross Plant Assets

 6) Invoices Processed

 7) Materials and Supplies

 8) Megawatt Hour Sales

 9) Direct Charged Costs

10) Payroll

11) Operating Revenues

12) Union Employees

13) Vehicle Lease Costs

14) Customers

15) Vehicles

16) Nuclear Units

17) Borrowing Limits

18) Employees

20) KWH Load Under Contract

21) Number of Customer Inquiries

NOTE: Allocations may include a combination of the above factors.




          ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

       ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED



The following annual statement was supplied to each associate company in support of the amount of compensation for use of capital billed during 1996:

       In accordance with Instruction 01-12 of the Securities and Exchange Commission's Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Northeast Utilities Service Company submits the following information on the billing of interest on borrowed funds to associated companies for the year 1996:


       (A)  Amount of Interest Billed to (See Note)


       (B) The basis for billing of interest to the associated companies is payroll billed to the associated companies from the service company.

NOTE: For the associate companies and amounts, see "Analysis of Billing - Associate Companies" on page 21. During 1996 there was no interest billed to Associated Companies.


            ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                     For the Year Ended December 31, 1996

 Report Relating to Electric Power Brokering and Marketing Activities
     Filed pursuant to Rule 24 under the Public Utility Holding
      Company Act of 1935  (HCAR.  No. 26359; File No. 70-8641)






                                       (Thousands
                                        of Dollars)

ACTIVITY
--------
BROKERING:
        Revenues                         $     0
                                         ========
        Expenses:
               Payroll                         7
               Employee expenses               1
                                         --------
                                               8
                                         ========

MARKETING:
        Revenues:                            313
                                         ========
        Expenses:
               Purchased power               232
               Payroll                         1
                                         --------
                                         $   233
                                         ========





                  ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                                              SIGNATURE CLAUSE





         Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.









                                            NORTHEAST UTILITIES SERVICE COMPANY
                                                (Name of Reporting Company)




                                By:    /s/ John J. Roman
                                       (Signature of Signing Officer)




                                John J. Roman - Vice President and Controller (Printed Name and Title of Signing Officer)


                                Date: April 25, 1997